Michael S. Krome, Esq.
Attorney-at-Law
8 Teak Court
Lake Grove, New York 11755

Tel.:	(631) 737-8381
Fax:	(631) 737-8382
email:	mskrome@optonline.net

Cheryl A. Krome
Ronald Krome
Legal Assistants

April 12, 2007

Sara Kalin, Esq.
Branch Chief, Office of Structured Finance Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:	Isdera, North America, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed: December 19, 2006
File No. 333-138059

Dear Ms. Kalin:

Enclosed herewith for filing on behalf of Isdera, North America, Inc. (the “Company”), pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 2 to its Registration Statement on Form SB-2, marked to show the changes to the Company’s Amendment No. 1 to its Registration Statement on Form SB-2, as filed with the Securities and Exchange Commission on January 17, 2007.

We received your letter of January 5, 2006 containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Registration Statement, and we hereby submit the following responses to the numbered comments.

General
Comment
1.
We note your response to comment one of our letter dated November 14, 2006. Please revise to clearly state that you do not have any intention of seeking any joint ventures, strategic alliances and business acquisitions in the foreseeable future.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of January 5, 2007, for Registration Statement on Form SB-2, for Isdera, North America, Inc.
April 12, 2007

Response
We have added language to the disclosure as follows: “We have no intention at this time to seeking any joint venture, strategic alliance or business acquisitions for the foreseeable future.”

Comment
2.
We note your response to comment two of our letter dated November 14, 2006, which indicates that you do not believe this is an offering under Rule 415(a)(l)(i). Additionally, we note the disclosure on page 16 indicating that you intend to comply with Rule 415(a)(1)(ix). However, registration statements covering offerings made in reliance on Rule 415(a)(1)(ix) may only include shares that are issued and outstanding. As your revised disclosure indicates that the majority of the shares being offered for resale have not yet been issued, it does not appear that you can rely on Rule 415(a)(1)(ix) at this time. Further, while we note that you have reduced the amount of shares being registered, given the nature and size of the offering, we continue to believe that the transaction does not comply with our guidance regarding indirect primary offerings. Please provide us with a thorough analysis explaining which section of Rule 415 you believe the offering falls under and the facts that allow such reliance.

Response
4,284,300 shares of common stock are now issued and outstanding as of January 10, 2007.

Summary Financial Information, page 5
Comment
3.
The total liabilities and stockholders’ deficit disclosed in the Summary Financial Information as of August 31, 2006, $1,950 and $0 respectively, do not agree to the amounts in your consolidated balance sheet on page F-3. Please reconcile and revise these disclosures.

Response
We have reconciled and revised the amounts.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of January 5, 2007, for Registration Statement on Form SB-2, for Isdera, North America, Inc.
April 12, 2007

Risk Factors, page 6

Comment
4.
Please expand this section to include a risk factor regarding the fact that neither Isdera, North America nor Mr. Albrecht has successfully marketed or sold any Isdera cars of parts. Include a separate risk factor discussing the fact that you do not have any written agreement with Isdera GMBH or any other car manufacturers to market or sell their products.

Response
We have added the following two risk factors:

“Neither Isdera, North America nor Mr. Albrecht has successfully marketed or sold any Isdera cars of parts.
While the Company believes it has a viable business plan, neither Isdera, North America nor Mr. Albrecht has successfully marketed or sold any Isdera cars of parts, nor can we be assured that we will be able to sell an Isdera car or any parts. Even though the high-end car market is, we believe, expanding, there is no assurance that we will be able to compete and succeed in selling any automobiles.

We do not have a written agreement with Isdera GMBH or any other car manufacturers to market or sell their products
Since we do not have a written agreement with Isdera GMBH, or any other car manufacturer to market and sell their products, we are not able to ensure a long terms relationship or specific commission fee structure with any of them. This may cause us to not be able to collect and commissions or be able to participate in any sale. We have a verbal agreement with the owner of Isdera GMBH that we will receive a commission for any Isdera car that we arrange for the sale of. The exact amount of the commission is dependent upon the sale price of the car.”

Comment
5.
Please provide a discussion of the material terms of the verbal agreement between the company and Isdera GMBH. If the verbal agreement has been reduced to writing, please file it as an exhibit to the registration statement.

Response
We have included such discussion in the above risk factor.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of January 5, 2007, for Registration Statement on Form SB-2, for Isdera, North America, Inc.
April 12, 2007

Comment
6.
Furthermore, please discuss in greater detail the modifications to your business and the possible sources and availability of the automobiles and automobile related products you refer to, including sources of products other than those manufactured by Isdera.

Response
We have included the following Risk Factor:

“We are dependent upon finding sources of high-end automobiles, and parts, to sell.
Our business model is based upon our ability to market and sell and then receive commission payments for the sale of ultra luxury, high-end, automobile and automobile parts. If we are unable to locate and secure agreements to make such sales, we will be unable to operate successfully. There are a large, but finite number of potential manufacturers we can approach. Our Chairman and President, while having many such contacts in the industry, can not assure that we will be successful in obtaining the necessary approvals to market the products.”

Management, Page 13

Comment
7.
Please comprehensively revise your description of Mr. Albrecht’s business experience to clarify that neither he nor the company is associated with Isdera GMHB. For example, in this section you state that he and the company represent Isdera GMHB. You also indicate that Mr. Albrecht has acted as coordinator between customers, representatives, etc., in his role as president of the company. In fact, your revised disclosure and responses to our comments indicate that the company has never had any customers and is not associated with Isdera GMBH. Revise accordingly.

Response
We have added the following to the disclosure:

“The following information applies to ISDERA GMBH. We, and Mr. Albrecht, have no connection with ISDERA GMBH, either formally or informally. Mr. Albrecht has a verbal agreement with the owner of ISDERA GMBH to pay commissions for any car sold by us to a third party. To date, we have had no sales of any cars manufactured by ISDERA GMBH, nor do we currently have any potential customers for ISDERA GMBH. Mr. Albrecht has many contacts in this industry, but has never successfully marketed and sold a high-end luxury automobile for ISDERA GMBH, or any other manufacturer.”

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of January 5, 2007, for Registration Statement on Form SB-2, for Isdera, North America, Inc.
April 12, 2007

Certain Relationships and Related Transactions, page 15

Comment
8.
We reissue comment 23 of our letter dated November 14, 2006, in part. Please revise this section to clearly indicate, if true, that the $90,000 advance by Kingsgate will be used only to pay registration expenses and not to fund future operations.

Response
We have revised the section to state that, “by utilizing its skills and by advancing a total of up to $90,000 on behalf of the Company to be used only to pay registration expenses and not to fund future operations.”

Comment

9.	Please file the note issued to Mrs. Albrecht as an exhibit to the registration statement.

Response
We have attached as Exhibit 10.1 to the Registration Statement a copy of the note issued to Mrs. Ablrecht.

Comment

10.
We note that your revised disclosure indicates that the shares being offered by Kingsgate and Eastern Glow Investments have not yet been issued. Please expand the disclosure in this section to discuss the terms related to when the shares may be issued and whether any conditions must be met prior to issuance of the shares.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of January 5, 2007, for Registration Statement on Form SB-2, for Isdera, North America, Inc.
April 12, 2007

Response
The shares for Kingsgate and Eastern Glow have been issued as of January 10, 2007. No conditions exist that are required to be met by either company prior to the shares being issued and delivered. We believe that no further disclosure needs to be included in the Registration Statement

Offering by Selling Shareholders, page 16

Comment
11.
We reissue comment 25 of our letter dated November 14, 2006. The column representing beneficial ownership after completion of the offering appears inaccurate. For example, the table indicates that Wiebke Albrecht will sell all of the shares she owns but will continue to own 29.1% of the company. Revise accordingly.

Response
We have revised the table to indicate in footnote 4, that the percentage owned by Wiebke Albrect is assuming that no shares are sold. We have also indicated in footnote 5, the percentage listed is based upon all shares included in the Registration Statement being sold by Kingsgate Development, Ltd. and Eastern Glow Investment, Ltd.

Financial Statements

Statement of Changes in Stockholders’ Deficit, page F-5

12.
We note from your response to our prior comment 28 that you have been in existence since October 20, 1987. And based on your disclosure on page F-10 you carried a note payable to Mr. Ruedinger Albrecht for an aggregate amount of $52,862 borrowed at various times from October 20, 1987 to June 30, 2006. We also note from note 1 to your financial statements that on October 20, 1987 you adopted “June 30” as your year-end. Based on the above, please revise your filing to include an audited balance sheet as of the end of the most recent fiscal year (or June 30, 2006) and audited statements of income, cash flow and changes in stockholder’s equity (deficit) for each of the two fiscal years preceding the date of such audited balance sheet. See Item 310(a) of Regulation S-B for guidance. Additionally, as required by Item 310(g) of Regulation S-B, please update your financial statements to include financial statements for an interim period ending within 135 days of the effective date of your registration statements. Interim financial statements should be prepared and presented in accordance with Item 310(b) of Regulation S-B. Also the dates on the auditor’s opinion on F-2, Expert section on page 291 and auditors’ consent should be revised accordingly.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of January 5, 2007, for Registration Statement on Form SB-2, for Isdera, North America, Inc.
April 12, 2007

Response
Pursuant to our conversation with your office we have revised our financial statement to include the requisite audited financial statements as  well as the necessary interim financial statements in accordance with Item 310 (a) (b) (g) of Regulation S-B. The auditors’ consent has been revised.

Other

Comment
13.
We note from your revised balance sheet on page F-3 and statement of changes in stockholders’ deficit on page F-5 that you restated your financial statements to classify the amounts due to BVI corporations for $73,212 and the note payable to stockholder for $52,862 from equity to current liabilities. In this regard, please revise the notes to your financial statements in accordance with paragraph 25 and 26 of SFAS No. 154 to accurately disclose the nature and extent of the error that was made in the financial statements included in your previously issued Form SB-2. Furthermore, your auditors should consider revising their independent audit to recognize the error correction through the addition of a n explanatory paragraph pursuant to paragraph 12 of SAS AU Section 420

Response
Pursuant to our conversation with your office we have also included an explanatory paragraph as part of Note 7 to our financial statements with regard to this item. As we discussed with your office since our financial statements have been updated to December 31. 2006 we did not reissue the financial statements as of August 31, 2006 but included an explanation in the Notes to the Financial Statements.

Comment
14.
We note from the disclosure on page 4 and elsewhere in the registration statement that as of December 18, 2006, the company had 4,284,300 shares issued since August 31, 2006, as your balance sheet indicates 100 shares were outstanding at this date. If the 4,284,300 shares have not yet been issued, revise throughout the filing as appropriate, including your disclosure on page 4.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of January 5, 2007, for Registration Statement on Form SB-2, for Isdera, North America, Inc.
April 12, 2007

Response
The 4,284,300 shares of common stock have been issued as of January 10, 2007, so the disclosure as indicated in the current amendment is correct.

Legality Opinion

Comment
15.	Based on your revised disclosure, it appears that the majority of the shares being offered for resale have not yet been issued. Please revise your legal opinion accordingly.

Response
All shares indicated in the Registration Statement have been issued effective January 10, 2007. No revision of the Opinion Letter is necessary, in our opinion.

This letter responds to all comments contained in your letter of January 5, 2007. We are requesting that your office expedite the review of this amendment as much as possible.

If you have any questions, please do not hesitate to call me at 631-737-8381.

Very truly yours,

Michael S. Krome

cc: Isdera, North America, Inc.